05013146

citigroup

SUPPL

November 25, 2005

SEC MAIL RECEIVED DEC 06 2005 WASH. D.C. 209

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- The second ad hoc board meeting of CSC twelfth board Press Release

Sincerely,

Rhonda C. Lee
Vice President, Account Management
Citigroup® Global Transaction Services
Citibank® Depositary Receipt Services

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

2005/11/18 : **The second ad hoc board meeting of CSC twelfth board Press Release**

The second ad hoc board meeting of CSC twelfth board was held on the morning of November 14, 2005 at CSC's headquarter in Kaohsiung. Major items of the agenda adopted were:

1. Mr. Yao-Chung Chiang was elected as the new Chairman of the Board at the meeting.

After Mr. Wen-Yuan Lin resigned his position of Chairman of the Board recently, on November 14, 2005 CSC received a letter from the Ministry of Finance, CSC's government shareholder, designated Mr. Yao-Chung Chiang to replace Mr. Lin as the Ministry's juristic person representative, thereby relieving Mr. Lin of his position as a director and as Chairman of the Board. The eleven members of the board director elected Mr. Yao-Chung Chiang as the new Chairman of the Board and Chief Executive Officer. According to precedent, CSC engaged the former Chairman of the Board Mr. Wen-Yuan Lin as Honorary Advisor.

Mr. Yao-Chung Chiang holds a master's degree in mechanical engineering from National Cheng Kung University and the same major a doctor's degree from University of Wisconsin-Madison, USA. He has previously held the following positions:

☐ Chairman of China Airlines. (July 2004 ~ November 2005)

☐ Vice Chairman of the Public Construction Commission in the Executive Yuan. (May 2000 ~ July 2004)

☐ Board member of Taipei Rapid Corporation. (September 1999 ~ May 2000)

☐ Up from Chief Engineer, Deputy Director General, and to Director General at the Department of Rapid Transit Systems in the Taipei City Government. (March 1996 ~ May 2000)

☐ UP from Assistant Researcher, Associate Researcher, Research Fellow, and to Director at Chung Shan Institute of Science & Technology. (In 1978 ~ February 1996)

2. Executive Vice President Yuan-Cheng Chen was promoted to President

Considering Mr. Jung-Yung Chen has acted as President for 12 years, the meeting adopted to adjust management positions partly. Executive Vice President Yuan-Cheng Chen was promoted to replace Mr. Jung-Yung Chen's position as President, and Vice President of Finance Mr. Lo-Min Chung to the Executive Vice President. The personnel arrangement was immediately effective after the meeting approved.